Exhibit (a)(5)(iv)

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RB.L - Reckitt Benckiser plc Tender Offer To Acquire Outstanding Shares Of Schiff Nutrition International, Inc. Conference Call

EVENT DATE/TIME: NOVEMBER 16, 2012 / 7:30AM GMT

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CORPORATE PARTICIPANTS

Richard Joyce Reckitt Benckiser plc - Director of IR

Rakesh Kapoor Reckitt Benckiser plc - CEO

CONFERENCE CALL PARTICIPANTS

Chris Wickham Oriel Securities - Analyst

Martin Deboo Investec - Analyst

Charlie Mills Credit Suisse - Analyst

Graham Jones Panmure Gordon - Analyst

Fred Spiers UBS - Analyst

Dirk Van Vlaanderen Jefferies - Analyst

PRESENTATION

Operator

Thank you for standing by, and welcome to the conference call with Rakesh Kapoor, CEO. At this time, all participants are in a listen-only mode. There will be a presentation, followed by a question and answer session. (Operator Instructions). I must advise you that the conference is being recorded today, on Friday, November 16, 2012. I would now like to hand the conference over to your speaker today, Mr. Richard Joyce, Director of Investor Relations. Please go ahead, sir.

Richard Joyce - Reckitt Benckiser plc - Director of IR

Thank you. Good morning and thank you for joining the call. I’m Richard Joyce, and before I hand over to Rakesh I need to make a number of statements for regulatory reasons.

Statements herein regarding the proposed transaction between Reckitt Benckiser and Schiff, future financial and operating results and any other statement about future expectations constitute forward-looking statements. These forward-looking statements may be identified by words such as believes, expects, anticipates, projects, intends, should, estimates or similar expressions. Such statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements. We believe these forward-looking statements are reasonable. However, undue reliance should not be placed on any forward-looking statements which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these precautionary statements.

Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Important additional information. This is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and offer to buy the common stock of Schiff will only be made pursuant to an offer to purchase and related materials that the acquirer intends to file with the Securities and Exchange Commission. Stockholders should read these materials carefully when they become available, because they will contain important information, including the terms and conditions of the offer.

Stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer free of charge at the SEC’s website at www.sec.gov or from MacKenzie Partners, Inc., Reckitt Benckiser’s Information Agent, at 800-322-2885, toll-free, or at 212-929-5500, call collect.

With that, I will now hand over to our CEO, Rakesh Kapoor.

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Thank you very much, Richard. I’m not sure you really enjoyed doing that. Right. Good morning, everyone.

Just wanted to take this opportunity to familiarize you with the vitamins, minerals and supplements sector, or VMS for short, in which we’ve just made an offer, last night, to buy the company Schiff Nutrition International Inc. We believe this represents an excellent opportunity for us and is a natural extension to our strategy.

So, first, the VMS market and what makes it exciting for us. We have been looking at this area for a while now, and we see it as a significant opportunity. First of all, it’s an ideal addition to our new strategic focus on global health and hygiene. And this acquisition gives us immediate scale in the VMS market in the US.

As we know, the VMS market is a $30b market globally, and is the single largest over-the-counter category. It would therefore become the largest consumer category, healthcare category, in which we would operate. It is not only the largest, but it’s consistently a fast growing category, and somehow not subject to the seasonality or the cyclical demand that we see in many other OTC categories.

Changing demographics, with an ageing population, means that the VMS market is a growth category, not only in emerging markets but also in developed markets. Consumers are growing in the pursuit for a lifestyle oriented health and wellness, and healthcare will drive, in my belief, the VMS market even further.

As it stands today, it’s a highly fragmented category with very few, if any, [FMPG] players. This is therefore a substantial opportunity for Reckitt Benckiser in terms of using our considerable, I would say, consumer marketing, innovation and go-to-market capabilities.

So let’s talk about Schiff and what we’re looking to buy here. Schiff is a leading provider of branded vitamins, nutrition supplements and nutrition bars in the United States. Schiff’s product portfolio includes a number of market-leading brands in the specialist product category, including MegaRed which is the number one in the healthy heart segment; Move Free, the number two in joint care; Airborne, the number two in immune support; and then you’ve got Schiff vitamins.

Based on the recent SEC 14C filing, Schiff is projecting a turnover of approximately $0.4b in the fiscal year 2013, and the fiscal year ends May 2013, and an operating margin in the low 20s, which is similar to our core business.

So, in terms of net debt, as we said in our release, this is a fully financed cash tender offer to acquire all of the outstanding shares. Two shareholders own some 80% of the votes. Our offer is not dependent on financing and we are confident we can gain the necessary regulatory approval. That means with prompt confirmatory due diligence we believe we can close this tender offer by yearend.

Now, we know that Bayer does have the rights to match our offer. However, we believe we’ve made a very competitive offer. I want to assure you, though, that we have a very disciplined process in terms of acquisitions. We have been very disciplined as acquirers and only consider a transaction that we believe would deliver value to our shareholders.

So, to conclude, an acquisition of Schiff would serve as a powerful opportunity for us to enter the single largest over-the-counter category in the healthcare sector, the $30b per year, growing, global vitamins, minerals and supplements market, and its single largest market, which is the USA.

The Board, our management team and I are very excited about the prospects of entering this large yet highly fragmented category of VMS. It fits extremely well with our strategic direction of health and hygiene, and with our core strengths of branding, of positioning, of innovation and consumer communication. And on top of that, I firmly believe that our entrepreneurial and consumer focused mindset, our infrastructure, speed, scale will combine very well with Schiff’s leading VMS brand portfolio to generate sustained value for our shareholders.

With that, I’ll be happy to take a few questions you might have.

Unidentified Company Representative

Could the Genesys operator please come back on the line? We are unable to hear to question that a participant is asking.

QUESTIONS AND ANSWERS

Operator

Your first question comes from Chris Wickham from Oriel Securities. Please ask your question.

Chris Wickham - Oriel Securities - Analyst

Yes. Thank you. Just a couple of quick things. I was wondering — congratulations. I was just wondering if you could tell us what sort of deal WACC you’d be using on this.

And then also, I was wondering if you can talk a little bit more about the fragmentation in the segment and what scope you think there is for the sector to start to consolidate, and whether that would have much of an impact on pricing.

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Right. Okay. First of all, I’d like to say no comment to the first question. We don’t disclose the financial metrics that we use inside the Company.

On the second one, yes, this is a very fragmented market. The top 10 players make less than 25% of the total market and therefore — and what’s more, like I said, most of the top players come from either a pure pharma background, which is indeed some of the cases in [global cyclicality], or from the nutrition, VMS background, and traditional FMPG players have not played a hard game in this so far. So you can make out what you will from my statement, but I do believe there’s a substantial opportunity for somebody to come and apply.

What I do believe will be drivers for this category, which is consumer marketing, innovation, superior branding and positioning, and of course our tremendous go-to-market capabilities, and that’s the opportunity we see in front of us.

Chris Wickham - Oriel Securities - Analyst

Thank you.

Operator

Thank you. Your next question comes from Martin Deboo from Investec. Please ask your question.

Martin Deboo - Investec - Analyst

Good morning, everybody. Two questions. Can you give me any quantitative or qualitative flavor of what sort of synergies you expect to capture?

And I’m just curious as to why the Section 14 upgrade has been put through, because the new guided EBITDA is significantly ahead of the consensus as I read it.

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Right. Okay. First of all, Martin, thank you for asking these questions. The first one, at this stage of the process I’m not going to be able to say anything more on synergies. I will certainly talk about it as and when we are successful. But you can well imagine that we will look at it. There are substantial synergies for us in a year or so. So I can’t give you any more.

In terms of EBITDA, there is a 14C filing from them, and if you use that EBITDA is $85m, if I remember the exact number, and that’s the number we’ve used. Their year ending is not exactly our year ending. As you know, they are May 2013. And if you look at the current year for them, which is May 2012 to May 2013, there are a number of things which have happened to this company in terms of new brands and new acquisitions and so on and so forth. And to use a number, we thought the pro forma 14C filing was the right way to look at it, but you can use whatever benchmarks you would like.

Martin Deboo - Investec - Analyst

Okay. Quick follow-up, Rakesh, on the synergies. Just are you currently in any of the channels that Schiff are in? Is there any channel overlap with your existing US business, or is this — I’m just not very au fait with the route to market in this industry. Is there any channel synergy, would be the specific question, I think?

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Yes. And there is. The vast majority of their business is currently being done with a few customers, like Walmart, CostCo and Club and the Club channel, and we are a very strong player in these channels. But we also believe that there is substantial value for us to enhance the distribution to some of the other channels that we have presence in. So you can say that there is a substantial overlap already, but there is also an opportunity elsewhere.

Martin Deboo - Investec - Analyst

Okay. Thank you very much.

Operator

Thank you. Your next question comes from Charlie Mills from Credit Suisse. Please ask your question.

Charlie Mills - Credit Suisse - Analyst

Hi. I see that each of these brands are leaders in their respective fields, or are number one or number two. Could you give us an idea of their market shares or what the competitive set is within each of their fields? I likewise am not particularly familiar with all the brands.

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Right. I can give you — this is a not a brilliant way to look, market share, because this is a market which has not been wonderfully segmented, in my opinion. So I will give you some data as we see it, in terms of market share.

So if you look at the specialist segment of Healthy Heart, where you will see fish oils or omega 3 oils, MegaRed is basically 19% of that segment and is growing market share quite rapidly. If you look at Immunity Support, which is another carve-out of the overall market, Airborne has a 28%, 29% share as per our reading. And then if you look at Joint Health as another sub-segment of the total market, Move Free has about 17% share. That makes MegaRed number one and Airborne and Move Free number two in their respective segments.

And clearly segmentation, positioning, brand footprint and where it could travel is another discussion to be had, because if you think about it Airborne could stand for practically a lot of things and so could Move Free be. These are benefit platforms and not just brand names. And we have to think about how we actually look at where exactly we compete and how we actually can grow that footprint. So it’s quite exciting, actually, this area. But these come already with very strong entrenched market positions in their relative sub-segments, and that’s what is very interesting and exciting about this brand portfolio.

Charlie Mills - Credit Suisse - Analyst

Lovely. Thanks.

Operator

(Operator Instructions). Your next question comes from Graham Jones from Panmure Gordon. Please ask your question.

Graham Jones - Panmure Gordon - Analyst

Good morning, Rakesh. I just wanted to clarify a comment you made about operating margin. I think you said operating margins you expected to be over 20%, but just to clarify whether that was EBITDA or operating margins.

And in regard to historical operating margins, just looking at the Schiff presentation on their website from September, the historical margins of this business have been quite low, around about 9.5% level. So, could you just give us a comment about the historical performance of this business, please?

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Right. Okay. I can tell you something about the historical performance, but clearly there will be a lot more to talk about at some other time. There have been a number of moving parts in the Schiff business over the last 12 months, I was explaining in the previous question. They have bought Airborne during the course of the year. They also bought Digestive Advantage, BC30 probiotic. And to my mind, there will be clear synergies based on these acquisitions.

If you apply their stated synergies on Airborne, etc., you come to a very significant difference between what they’re selling in the previous quarter or whatever was their pro forma filing for 14C purposes. And that’s what I explained is the difference between your — you said that the margin was lower versus what the pro forma margin of this company is.

And secondly, your question was whether operating margins were in the low 20s. Actually, the [EPR] — we looked at EBITDA. EBITDA margin is in the low 20s.

Graham Jones - Panmure Gordon - Analyst

Okay. Thank you. Thanks.

Operator

(Operator Instructions). Your next question comes from Fred Spiers from UBS. Please ask your question.

Fred Spiers - UBS - Analyst

Good morning, Rakesh. I just wanted to ask a question about what the growth in the vitamin and supplements market is in terms of volume and value, and how that’s evolving. Thank you.

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Right. The market growth rate has been about — well, the market growth rate, actually, of the total market has been 5 in the VMS — the broadest VMS market has been about 5. And the expectation is for this growth to be around 4. Now, this is just purely pure math, and the pure math of this comes from the fact that populations are ageing, and as they age they consume more, they consume more per year and they consume more of them. So, there is a much more (inaudible) application environment. VMS, you buy not just one vitamin, one type. People are adding more pills to their daily regimens.

And this is what is driving, from one point of view, the structural growth of this market. The other structural growth of the market comes from emerging markets, where people — and other markets as well, where people are more interested in leading healthy lifestyles and want to supplement their quest for a healthy and better life with VMS.

So there are two major forces which are driving it. One is the demographic changes and the other is the social economic changes that are taking place. And this is what is so interesting about this category. That is the reason why I said I do expect this category to have growth characteristics for both emerging markets but also, very interestingly, for developed markets.

Does that answer the question, really?

Fred Spiers - UBS - Analyst

Yes, thank you.

Operator

Thank you. Your next question comes from Martin Deboo from Investec. Please ask your question.

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Rakesh, hello again. Thanks for taking the follow-up. The question is around how are you thinking about the regulatory aspects of this and also some of the PR risks that are inherent to this category. Specific questions would be is this a sector regulated by somebody like the FDA, and what are the issues there?

I’m also just conscious, in an area like joint care, there’s a lot of respectable medical opinion that argues that these products aren’t efficacious, and how worried are you about PR risk in areas like that? How much has that been factored into the thinking?

Yes. Excellent questions, Martin. First of all, we are happy to see that we expect to see a bit more regulation in this area versus what has been historically. When I say historically, means years ago. And this is probably the reason why there was the whole un-regulation that existed at that time. There were all sorts of people with all sorts of claims in this area.

And what has happened is that increasingly it has attracted the attention of the FDA. For example, FDA has a body sitting underneath the FDA called DSHEA. You can go on the website and you’ll find out more. It’s about the dietary supplement market and the strict guidelines which they expect people who compete in this market to observe, which requires what kind of claims they can make and how they have to validate those claims.

So, we do see that the regulatory standards in this category have been upped already and will be — I hope will be upped in the future. And that’s very good for us, because that basically prevents fly-by-night kind of activity in this area. This is a serious area for all of us, and we want to make sure that we do the right things for everyone.

So there is increasing scrutiny from a regulatory point of view, which is good, which [is a positive thing] for large established players who know how to deal with this and how to address it, because it also creates in a way the right entry barriers.

Then, in terms of joint care, in terms of what you said, and I think there were — this category, you have to expect, there’s so much public interest around vitamins that you are going to see lots of people making lots of — bringing new studies to the market. And if you look at all the noise for all this — some negative press on one of these, whatever the vitamin might be, whether it’s E one day or something else. There’s also a lot of positive news flow which comes in. So there is a lot of positive news flow.

I know that the regulatory risk or the PR risk might exist on one vitamin or the other, in a general context, very general context. But there’s also a lot of positive PR which comes through, which also actually then engages. I saw a recent study which talked about several vitamins which prevent cancer and things like that, which are very big things to actually deal with.

So, to your specific comment on joint care, this company has done very, very well. Actually, there was some report out a few — or some time ago, about glucosamine, which is one of their ingredients. And they actually have within their own portfolio something which is beyond ingredients and where they actually re-launched the Move Free with Move Free Ultra and a number of innovations. If you look at the last years of performance, they’ve done very well with Move Free because they’ve launched innovation which now has a superior advantage versus the glucosamine products.

The interesting thing here for all of you to note is that this is not an ingredient story. Reckitt Benckiser is not interested in ingredient stories. We’re interested in brand stories. And brand stories lie very much ahead and above ingredient based stories. And Move Free therefore is a brand which stands for the joy of movement, for the freedom of movement, for being able to do interesting things with your life, which otherwise you would not be able to do. MegaRed is all about looking after your heart and living better.

So I don’t think this is all about one ingredient versus the other, although I must say that the Move Free thing, what they have done, is a very interesting way of being competitive and differentiated versus pure glucosamine players. And we have no concern about that. They have done the right things.

Martin Deboo - Investec - Analyst

Okay. Thank you.

Operator

Thank you. Your next question comes from Dirk Van Vlaanderen from Jefferies. Please ask your question.

Dirk Van Vlaanderen - Jefferies - Analyst

Morning, Rakesh. Hi. Just a quick question on how you view the global potential of these brands. I’d be interested to have your thoughts on whether you think they will travel well or whether you see the future of this business more US centric.

And then just a small technical question, second question. The $1.4b value, I was wondering, is that an equity value or does that include net debt? Thanks.

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Right. Okay. So thank you for asking. The first is — VMS is a global opportunity, clearly. And in some cases we will look at the organic growth potential of these brands and in some cases we will look at it inorganic ways of getting into market. So, I think at this point in time we remain very excited about what we have from a brand portfolio, from the brand equity. We believe some of them have the potential to travel, because of the unique positioning that they have in joint and the unique properties that make them successful.

But on the other side, this is such a fragmented area that you could also see how a company like ours could build a number of platforms through inorganic ways. And at this point in time, I can’t go more into how we see growth, because clearly there is a competitive process in place.

Your second question was whether it an enterprise value. Yes, it is enterprise value. So this includes debt, basically, of $130m.

Dirk Van Vlaanderen - Jefferies - Analyst

Thanks very much.

Operator

Thank you. (Operator Instructions). There appears to be no further questions. Please continue.

Rakesh Kapoor - Reckitt Benckiser plc - CEO

Right. If there are no further questions, can I just say thank you to all of you for coming at such short notice. I know it’s a very busy Friday for you, as it is for us, but I hope it’s a fantastic Friday for you, as it will be for us. Thank you very much for joining. Thank you. Bye, bye.

Operator

Thank you. That does conclude your conference call for today. You can disconnect.

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